Exhibit 97

GLOBAL INDUSTRIAL COMPANY
CLAWBACK POLICY

Effective as of October 2, 2023
Approved by the Board of Directors on November 14, 2023

Global Industrial Company (f/k/a Systemax Inc.) (the “Company”) has adopted this Clawback Policy (this “Policy”) to provide for the recovery of Erroneously Awarded Compensation (as defined below) to certain current and former executive officers of the Company. This Policy is designed to comply with Section 10D and Rule 10D-1 adopted under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and with the applicable listing standards (the “Listing Standards”) of The New York Stock Exchange (“NYSE”).

1.Persons Subject to this Policy

This Policy is applicable to all current and former Executive Officers (as defined below) of the Company and any other employee of the Company and its subsidiaries designated by the Committee as subject to this Policy from time to time (each, a “Covered Person”).

2.Definitions

(a)“Accounting Restatement” shall mean an accounting restatement of the Company’s financial statements due to the material noncompliance of the Company with any financial reporting requirement under the applicable U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
(b)“Clawback Eligible Incentive-Based Compensation” shall mean any Incentive-Based Compensation received by a Covered Person during the applicable Recoupment Period, provided that such Incentive-Based Compensation is received by a Covered Person: (i) on or after the Effective Date, (ii) after beginning service as a Covered Person; (iii) if that person served as a Covered Person at any time during the performance period for the Incentive-Based Compensation; (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association.

(c)“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and any rules, regulations and notices thereunder.

(d)“Committee” shall mean the Compensation Committee of the Board of Directors of the Company.

(e)“Erroneously Awarded Compensation” shall mean, with respect to any Covered Person in connection with any Accounting Restatement, the amount of Clawback Eligible Incentive-Based Compensation received by such Covered Person that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been received by such Covered Person had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts as reflected in connection with such Accounting Restatement, taking into account any discretion that the Committee had applied to determine the amount of Clawback Eligible Incentive-Based Compensation originally received and computed without regard to any taxes paid. For the purposes of this Policy, Clawback Eligible Incentive-Based Compensation will be deemed to be received in the fiscal period during which the Financial Reporting Measure applicable to such Incentive-Based Compensation is attained, even if the payment or grant occurs after the end of that period.

(f)“Executive Officer” means an “executive officer” as defined in Rule 10D-1 adopted under the Exchange Act and the Listing Standards, and, with respect to the Company, includes (i) its president, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), (v) any other officer who performs a policy-making function for the Company and (vi) any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. The determination as to an individual’s status as an Executive Officer shall be made by the Committee and such determination shall be final, conclusive and binding on such individual and all other interested persons.

(g)“Financial Reporting Measure” shall mean a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any other measure that is derived wholly or in part from such measures. For purposes of this Policy, stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

(h)“Incentive-Based Compensation” shall mean any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(i)“Recoupment Period” shall mean the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement, including any applicable transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year. For this purpose, the Company is deemed to be required to prepare an Accounting Restatement on the earlier of: (i) the date the Board, or the Company’s officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed with the SEC.

(j)“SEC” shall mean the U.S. Securities and Exchange Commission.

3.Administration

This Policy shall be administered by the Committee. The Committee is authorized to (a) administer, construe, interpret and implement this Policy, (b) correct any defect, supply any omission and reconcile any inconsistency in this Policy, and (c) to make any other determination and take any other action that the Committee deems necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with the Listing Standards and Section 10D and Rule 10D-1 under the Exchange Act. All decisions and determinations made by the Committee shall be in the Committee’s sole discretion and shall be final, conclusive and binding on all affected individuals. Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D and Rule 10D-1 under the Exchange Act and the

Listing Standards, the Board may, in its sole discretion, at any time and from time to time, administer this Policy in the same manner as the Committee.

4.Recovery of Erroneously Awarded Compensation

(a)In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recover from any Covered Person the amount of any Erroneously Awarded Compensation (if any), and any such Covered Person shall surrender such Erroneously Awarded Compensation to the Company, at such time(s), and via such method(s), as determined by the Committee in accordance with the terms of this Policy.

(b)For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return (or any measure derived wholly or in part from either such measures) where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, (i) the amount of any Erroneously Awarded Compensation shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and (ii) the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.

(c)The Committee shall determine, in its sole discretion, the method(s) and timing for recovering any Erroneously Awarded Compensation from any Covered Person, in accordance with applicable law, which may include one or more of the following: (i) requiring reimbursement of cash Incentive-Based Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) cancelling or rescinding some or all outstanding vested or unvested equity or equity-based awards; (iv) adjusting or withholding from unpaid compensation or other set-off; (v) cancelling or setting-off against planned future grants of equity or equity-based awards; and/or (vi) any other method permitted by applicable law and the rules and regulations of NYSE, as determined by the Committee. For the avoidance of doubt, except as set forth in Section 5, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Person pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code.

5.Exceptions to Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to recover Erroneously Awarded Compensation from any Covered Person pursuant to the terms of this Policy if both (a) the Committee (or if at such time, a sub-committee of the Committee independent directors has been established to make determinations with respect to compensation for Covered Persons, such sub-committee) (or a majority of the independent directors serving on the board) determines that such recovery would be impracticable, and (b) either of the following conditions is met: (i) the direct expenses paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement pursuant to this clause (i), the Company has (A) made a reasonable attempt to recover such Erroneously Awarded Compensation, (B) documented such reasonable attempt(s) to recover, and (C) provided such documentation to NYSE; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the applicable requirements of Sections 401(a)(13) or 411(a) of the Code.

6.No Indemnification

In no event will the Company, directly or indirectly, (a) indemnify any Covered Person for (i) any amounts that are recovered under this Policy or (ii) any claims relating to the Company’s enforcement of its rights under this Policy, or (b) pay or reimburse any Covered Person for insurance premiums to recover losses incurred under this Policy.

7.Additional Recoupment Rights; Other Actions

(a)This Policy is in addition to (and not in lieu of) any right of recoupment, repayment, forfeiture or right of offset against any employees that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption or amendment of this Policy), including Section 304 of the Sarbanes-Oxley Act of 2002, or pursuant to the terms of any other recoupment or clawback policy of the Company or any of its affiliates that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Policy shall count toward any required clawback or recoupment under this Policy and vice versa. Any amounts paid to the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 shall be considered in determining any amounts recovered under this Policy.

(b)The application and enforcement of this Policy does not preclude the Company from taking any other action to enforce a Covered Person’s obligations to the Company nor limit any claims, damages or other legal remedies the Company or any of its subsidiaries or affiliates may have against a Covered Person, including termination of employment or institution of legal proceedings.

(c)If a Covered Person fails to repay Erroneously Awarded Compensation that is owed to the Company under this Policy, the Company shall take all appropriate action to recover such Erroneously Awarded Compensation from the Covered Person, and the Covered Person shall be required to reimburse the Company for all expenses (including legal expenses) incurred by the Company in recovering such Erroneously Awarded Compensation.

8.Miscellaneous

(a)The terms of this Policy shall be binding and enforceable against all Covered Persons subject to this Policy and their beneficiaries, heirs, executors, administrators or other legal representatives.
(b)Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Person’s compensation became effective.
(c)All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

9.Amendment; Interpretation

(a)The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, Rule 10D-1 under the Exchange Act or the Listing Standards.

(b)This Policy shall be interpreted in a manner that is consistent with Rule 10D-1 under the Exchange Act, Section 303A.14 of the Listing Standards and any related rules,

regulations, administrative interpretations or stock market or exchange rules adopted in connection therewith (the “Applicable Rules”) as well as any other applicable law. To the extent any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict. To the extent the Applicable Rules require recovery of incentive-based compensation in additional circumstances beyond those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover incentive-based compensation to the fullest extent required by the Applicable Rules. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.